UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

(Check One): [  ] Form 10-KSB  [  ] Form 20-F  [  ] Form 11-K  [ X ] Form l0-QSB
             [  ] Form N-SAR

                     For Period Ended: March 31, 2006
                     [  ] Transition Report on Form 10-K
                     [  ] Transition Report on Form 20-F
                     [  ] Transition Report on Form 11-K
                     [  ] Transition Report on Form l0-Q
                     [  ] Transition Report on Form N-SAR
                     For the Transition Period Ended:  ________________

  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Secured Digital Applications, Inc.
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Full Name of Registrant

Digital Broadband Networks, Inc.
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Former Name if Applicable

Park 80 West, Plaza One
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Address of Principal Executive Office (Street and Number)

Saddle Brook, NJ 07663
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City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;


     (b)  The subject annual report, semi-annual report, transition report on
[X] Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, l0-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period.

The Company could not complete the Form 10-QSB within the prescribed time without unreasonable effort or expense because of the additional time required by the Registrant's recently engaged independent accountant to complete its review of the report. The Registrant will file its Form 10-QSB no later than the fifth day after the due date of the 10-QSB.

PART IV - OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification:

Valerie H.F. Looi    011                  (60 3) 7956 7026
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(Name)            (Area Code)             (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                                 [X] Yes No [ ]

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                [ X ] Yes No [ ]

          If  so,  attach  an  explanation  of  the  anticipated   change,  both
          narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


The Company estimates that it will report gross revenues for the three months ended March 31, 2006 in an estimated amount of $9,774,658, as compared to gross revenue of $6,520,354 for the three months ended March 31, 2005, an increase of $3,254,304 or 50%. The Company anticipates that it will report income from operations of approximately $558,315 for 2006, as compared to $167,975 for the comparable period 2005.

The estimated results of the operations of the Company that management believes will not have a significant change are summarized in the table below. These estimates are subject to revision.


                                         Period ended        Period Ended
                                         March 31, 2006      March 31, 2005

Revenues                                  $9,774,658          $6,520,354
Net Income                                  $339,057            $147,732
Preferred stock dividend                       --              ($158,663)
Accretion   to   preferred   stock             --              ($275,666)
redemption value
Net Income / (Loss)
Applicable to
Common Shareholders                       $  339,057           ($286,597)

                       SECURED DIGITAL APPLICATIONS, INC.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Dated:  May 15, 2006                       By: /s/ Patrick Soon-Hock Lim
                                           -----------------------------
                                           Patrick Soon-Hock Lim
                                           Chairman & Chief Executive Officer

      INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

               ____________________ ATTENTION ____________________
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Intentional  misstatements  or omissions  of fact  constitute  Federal  Criminal
Violations (See 18 U.S.C. 1001).
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